Altra Holdings, Inc. 300 Granite Street, Ste 201 Braintree, MA 02184 Tel 781.917.0600 Fax 781.843.0709
June 21, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Sherry Haywood (Mail Stop 4631)

Re:	Altra Holdings, Inc. (the “Registrant”) Registration Statement on Form S-4 File No. 333-164646
Dear Ms. Haywood:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 11:00 A.M. (Eastern Standard Time) on June 23, 2010, or as soon thereafter as practicable.
     By filing this acceleration request, we hereby acknowledge the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Altra Holdings, Inc.
/s/ Glenn E. Deegan
Glenn E. Deegan
Vice President, Legal & Human Resources, General Counsel and Secretary

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